UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on September 19, 2025, Orangekloud Technology Inc. (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM). Three items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders, amongst which, includes:

Ordinary Resolution: To consider and approve by an ordinary resolution that:

(a) the Company undertakes a share consolidation whereby:

(i)	8,388,012 issued Class A Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 2,097,003 Class A Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association;

(ii)	26,611,988 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 6,652,997 Class A Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association;

(iii)	14,970,988 issued Class B Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 3,742,747 Class B Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association; and

(iv)	29,012 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 7,253 Class B Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association,

(collectively, (i) to (iv) above, the “Share Consolidation”),

(b) immediately following the Share Consolidation, the authorised share capital of the Company will be changed:

FROM: US$50,000 divided into 50,000,000 Ordinary Shares of nominal or par value of US$0.001 each, comprising 35,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each and 15,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each.

TO: US$50,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.004 each, comprising 8,750,000 Class A Ordinary Shares of nominal or par value of US$0.004 each and 3,750,000 Class B Ordinary Shares of nominal or par value of US$0.004 each.

(c) All fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.

The Share-Redesignation will be reflected with the Nasdaq Capital Market in the marketplace at the open of business on September 29, 2025, whereupon the Company’s Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “ORKT” but under the new CUSIP Number of G6781F119.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: September 25, 2025	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer